Delisting Determination,The Nasdaq Stock Market, LLC, June 5, 2007, MSGI Security Solutions, Inc. The Nasdaq Stock Market, LLC
(the Exchange) has determined to remove from listing the common stock of MSGI Security Solutions, Inc. (the Company), effective at the opening of business on June 15, 2007.
Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange as it failed to comply with the following Marketplace Rule: 4310(c)(2)(B). The
Company was notified of Staffs determination on July 11, 2006.
The Company requested a review of the Staffs determination before the Listing Qualifications Hearings Panel. Upon review of the information provided by the Company,the Panel determined that the Company did not qualify for inclusion on the Exchange based on its failure to comply with the following Marketplace Rule: 4310(c)(2)(B). The Company was notified of the Panels decision on October 18, 2006 and trading in the Companys securities was suspended on October 20, 2006.The Company requested a review of the Panels decision by the Nasdaq Listing and Hearing Review Council (the Listing Council). In a decision dated
February 23, 2007,the Listing Council affirmed the decision of the Panel. The Panels Determination to delist the Company became final on April 18, 2007.